

August 22, 2012

Via E-mail
Ken Jian Xiao, CEO
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District,
Guangzhou, PRC

> **Re: China Mobile Games and Entertainment Group Limited**
> **Registration Statement on Form F-1**
> **Filed August 20, 2012**
> **File No. 333-183423**

Dear Mr. Xiao:

We have reviewed your registration statement and have the following comments. Unless otherwise noted, prior comments refer to those in our letter dated August 2, 2012.

General

1.   Please file as a separate "CORRESP" submission on EDGAR each item of correspondence sent to us in connection with our review of the confidential draft versions of your registration statement, including your responses to our comments. For additional guidance, refer to our letter dated May 11, 2012 and Question 25 of the Division's Jumpstart Our Business Startups Act Frequently Asked Questions, available on our website.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

2.   We note your response to prior comment 8 and have the following additional comments:

-    Throughout your response you refer to 3GUU providing a guarantee for Yingzheng to secure an RMB loan from a PRC bank as an example of 3GUU's ability to provide financial support to the VIE. Please clarify if this is the only means currently available within the constraints of PRC law by which 3GUU can provide direct financial support to Yingzheng. To the extent there are other means available, please tell us what they are and discuss any restrictions imposed by PRC law;

- Please explain further the "quotas" referred to throughout your response. In this regard, tell us in <u>quantified</u> terms the amounts that Yingzheng is permitted to borrow from the PRC bank using a guarantee from 3GUU. To the extent that the amounts may fluctuate, then tell us how the quotas are determined and clarify in quantified terms the minimum and maximum available within the guidelines of these quota restrictions; and
- Please revise your risk factor disclosures on page 39 to disclose, if true, that 3GUU may have limited means (beyond the loan guarantees) of providing financial support to Yingzheng.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Feature Phone Games, page F-23

3.   Please tell us and revise to include your revenue recognition policy as it relates to the sale of in-game items on your feature phone mobile social games.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 21. Subsequent Events, page F-110

4.   Please revise to disclose the Memorandum of Understanding with MediaTek consistent with your disclosures on page 129.

Exhibits

5.   We note your disclosure at page 167 that Ms. Ng and Mr. Wang have accepted appointments to be directors effective upon the declaration of effectiveness of the registration statement. Please file written consents from both individuals in which they consent to being named in the prospectus. Refer to Securities Act Rule 438.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Benjamin Su, Esq
        Kirkland & Ellis International LLP